


08003765

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/8001

8th July 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 20 June 2008.
2. 2 x General Purposes Committee resolution allotting securities dated 2 July 2008.
3. 2 x Notice of allotment of shares or securities on Form 88(2) dated 2 July 2008.
4. Stock Exchange announcement dated 1 July 2008 relating to total voting rights.
5. Stock Exchange announcement dated 3 July 2008 relating to annual information update.
6. 3 x Stock Exchange announcements dated 3 July 2008 relating to blocklisting interim review.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Chief Legal Officer & Company Secretary



COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 20th June 2008

Present: **A E Cook** - **Chairman**
W G Tucker

In attendance: **E B Evans** - **Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/10/1998	S Brunsden	20.05.08	14,750 "U"	£9135.12
15/9/1999	S Brunsden	"	62,590 "	£53,493.17
20/11/2001	S Brunsden	"	119,130 "	£129,017.79
27/10/2000	S Brunsden	"	21,100 "	£21,873.53

The Cobham Executive Share Option Scheme (2004)

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/09/1998	S Brunsden	20.05.08	39,670 "U"	£53,448.70
11/05/2005	S Brunsden	"	41,550 "	£55,552.35

It was resolved that a total of 298,790 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
S Brunsden	14,750	.59433
	62,590	.82966
	119,130	1.058
	21,100	1.01166
	39,670	1.32233
	41,550	1.312

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 298,790 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Certified a true copy E B Evans Company Secretary

COBHAM PLC


RECEIVED
2008 JUL 14 P 1:25

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 2nd July 2008

Present: **A E Cook** - **Chairman (participating by conference call)**

W G Tucker

In attendance: **J D Douglas** - **Deputy Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/10/2002	P Frank	2.07.08	80,900 "U"	£73,753.29

It was resolved that a total of 80,900 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Frank	80,900	.88666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 80,900 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Certified a true copy J D Douglas Deputy Secretary

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 2nd July 2008

Present:	W G Tucker	- Chairman
	A E Cook	[by telephone]
In attendance:	J Douglas	- Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 25th June 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £7,929.98) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 7,180 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedule dated 25th June 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

J Douglas, Deputy Company Secretary
Certified True Copy

Closure Report dated 25th June 2008
Originator: Yorkshire Building Society
Earlies:

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001410338462	121101	7	0.84	0.815	MR	BURT	RP		1370	1150.80	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
005175124864	141103	7	0.939	0.914	MR	BURT	RP	6006	2100	1971.90	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
005777017166	151105	5	1.24	1.215	MR	BURT	RP	6006	664	823.36	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
006634828867	061106	3	1.53	1.505	MR	BURT	RP	6006	476	728.28	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
008879092865	161104	7	1.076	1.051	MR	BURT	RP	6006	1490	1603.24	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
006635005367	061106	3	1.53	1.505	MR	ROWLAND	K	5529	540	826.20	48 COCKERELL CLOSE	MERLEY	WIMBORNE	BH21 1XT	KEVAN	FRL
006635064967	061106	3	1.53	1.505	MR	WRIGHT	DAW	6781	540	826.20	7 UPPER STREET	WEST HARNHAM	SALISBURY	SP2 8LT	DENE	FRL
Total									7180	£7,929.98						

File No. 8234923



SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	02	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	80,900		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923.

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	80,900
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] E EVANS Date 3/7/08.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange


SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	7,180		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p. £	7,180
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] EVANS Date 3.12.08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure Report dated 25th June 2008
Originator: Yorkshire Building Society
Earlies:

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001410338462	121101	7	0.84	0.815	MR	BURT	RP		1370	1150.80	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
005175124864	141103	7	0.939	0.914	MR	BURT	RP	6006	2100	1971.90	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
005777017166	151105	5	1.24	1.215	MR	BURT	RP	6006	664	823.36	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
006634828867	061106	3	1.53	1.505	MR	BURT	RP	6006	476	728.28	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
008879092865	161104	7	1.076	1.051	MR	BURT	RP	6006	1490	1603.24	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
006635005367	061106	3	1.53	1.505	MR	ROWLAND	K	5529	540	826.20	48 COCKERELL CLOSE	MERLEY	WIMBORNE	BH21 1XT	KEVAN	FRL
006635064967	061106	3	1.53	1.505	MR	WRIGHT	DAW	6781	540	826.20	7 UPPER STREET	WEST HARNHAM	SALISBURY	SP2 8LT	DENE	FRL
Total									7180	£7,929.98						

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	11:50 01-Jul-08
Number	0124Y11

RNS Number : 0124Y
Cobham PLC
01 July 2008

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,138,056,329 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,138,056,329.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Annual Information Update
Released	13:34 03-Jul-08
Number	2682Y13

RNS Number : 2682Y
Cobham PLC
03 July 2008

3rd July 2008

COBHAM PLC - ANNUAL INFORMATION UPDATE PROSPECTUS RULE PR 5.2 R

In the 12 months immediately preceding the date of this update, the company has published or made available to the public information, in circumstances referred to in Prospectus Rule 5.2 R, as set out below.

In accordance with Article 27(3) of the Prospectus Directive Regulations, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

ANNOUNCEMENTS MADE VIA RNS, A REGULATORY INFORMATION SERVICE

Time and date of filing and publication	Description
16.42 01.06.07	Cobham plc - Total Voting Rights
16.47 01.06.07	Cobham plc - Annual Information Update

12.19 06.06.07	Cobham plc - AGM Statement
13.23 06.06.07	Cobham plc - Result of AGM
16.41 13.06.07	Cobham plc - Director/PDMR Shareholding
14.20 18.06.07	Cobham plc - Holding(s) in Company
09.30 20.06.07	Cobham plc - Additional Listing
09.00 02.07.07	Cobham plc - Total Voting Rights
10.32 03.07.07	Cobham plc - Director/PDMR Shareholding
13.53 11.07.07	Cobham plc - Director/PDMR Shareholding
15.51 17.07.07	Cobham plc - Holding(s) in Company
13.14 03.08.07	Cobham plc - Total Voting Rights
17.52 07.08.07	Cobham plc - Holding(s) in Company
09.00 28.08.07	Cobham plc - Completion of Acquisition
07.02 11.09.07	Cobham plc - Interim Results
12.19 11.09.07	Cobham plc - Total Voting Rights
12.29 11.09.07	Cobham plc - Holding(s) in Company
15.04 11.09.07	Cobham plc - Dividend Declaration
09.59 13.09.07	Cobham plc - Director/PDMR Shareholding
12.42 13.09.07	Cobham plc - Holding(s) in Company
15.13 13.09.07	Cobham plc - Director/PDMR Shareholding
16.21 18.09.07	Cobham plc - Holding(s) in Company
11.34 20.09.07	Cobham plc - Holding(s) in Company
16.19 24.09.07	Cobham plc - Holding(s) in Company
11.57 01.10.07	Cobham plc - Doc re. Interim Results
14.27 01.10.07	Cobham plc - Holding(s) in Company
15.02 03.10.07	Cobham plc - Director/PDMR Shareholding
16.52 03.10.07	Cobham plc - Total Voting Rights
07.00 11.10.07	Cobham plc - KC-767 Agreement
18.03 15.10.07	Cobham plc - Director/PDMR Shareholding
07.00 16.10.07	Cobham plc - Disposal - Update
11.00 22.10.07	Cobham plc - Site Visit
11.55 01.11.07	Cobham plc - Total Voting Rights
10.28 09.11.07	Cobham plc - Holding(s) in Company
14.35 13.11.07	Cobham plc - Holding(s) in Company
07.01 19.11.07	Cobham plc - Deputy Chairman Appointed
16.28 19.11.07	Cobham plc - Director Declaration
07.01 21.11.07	Cobham plc - Acquisition
11.39 30.11.07	Cobham plc - Holding(s) in Company
10.05 04.12.07	Cobham plc - Holding(s) in Company

10.28 04.12.07	Cobham plc - Total Voting Rights
07.00 10.12.07	Cobham plc - Contract Win
10.21 12.12.07	Cobham plc - Additional Listing
07.02 19.12.07	Cobham plc - Trading Update
09.46 19.12.07	Cobham plc - Acquisition
16.21 20.12.07	Cobham plc - Director/PDMR Shareholding
10.05 03.01.08	Cobham plc - S-TEC Acquisition Completion
16.20 03.01.08	Cobham plc - Total Voting Rights
09.23 10.01.08	Cobham plc - Additional Listing
10.19 10.01.08	Cobham plc - Blocklisting Interim Review
10.19 10.01.08	Cobham plc - Blocklisting Interim Review
10.29 10.01.08	Cobham plc - Blocklisting Interim Review
14.09 11.01.08	Cobham plc - Additional Listing
07.01 16.01.08	Cobham plc - Acquisition
07.30 22.01.08	Cobham plc - Acquisition Financing Facility
10.49 23.01.08	Cobham plc - Holding(s) in Company
16.49 04.02.08	Cobham plc - Total Voting Rights
13.52 12.02.08	Cobham plc - Holding(s) in Company
14.33 14.02.08	Cobham plc - Holding(s) in Company
07.01 25.02.08	Cobham plc - Acquisition - Completion
07.02 03.03.08 update	Cobham plc - USAF Tanker programme
10.22 04.03.08	Cobham plc - Total Voting Rights
07.00 06.03.08	Cobham plc - Final Results
07.01 06.03.08	Cobham plc - Contract Win
16.26 06.03.08	Cobham plc - Dividend Declaration
14.41 07.03.08	Cobham plc - Director/PDMR Shareholding
12.22 10.03.08	Cobham plc - Director/PDMR Shareholding
12.08 13.03.08	Cobham plc - Additional Listing
13.30 27.03.08	Cobham plc - FSTA Contract Award
14.48 27.03.08	Cobham plc - Holding(s) in Company
14.56 31.03.08	Cobham plc - Holding(s) in Company
16.17 01.04.08	Cobham plc - Director/PDMR Shareholding
13.51 02.04.08	Cobham plc - Total Voting Rights
10.39 03.04.08	Cobham plc - Director/PDMR Shareholding
09.00 07.04.08	Cobham plc - Acquisition
16.06 08.04.08	Cobham plc - Annual Report and Accounts
15.35 01.05.08	Cobham plc - Total Voting Rights

15.04 06.05.08	Cobham plc - Holding(s) in Company
12.00 07.05.08	Cobham plc - Interim Management Statement
07.01 13.05.08	Cobham plc - Acquisition
16.23 22.05.08	Cobham plc - Director/PDMR Shareholding
18.25 27.05.08	Cobham plc - Holding(s) in Company
12.11 03.06.08	Cobham plc - Total Voting Rights
07.00 04.06.08	Cobham plc - Completion of acquisition
07.00 12.06.08	Cobham plc - Contract Win
11.50 01.07.08	Cobham plc - Total Voting Rights

Copies of the above documents can be located at the London Stock Exchange's website (www.londonstockexchange.com) and also at the company's website (www.cobham.com).

INFORMATION POSTED ON THE COMPANY'S WEBSITE WWW.COBHAM.COM

Date Description

02.05.07 Cobham secures £9m contracts for Cyprus operation
30.05.07 Cobham acquires Patriot Antenna Systems
06.06.07 AGM Statement
18.06.07 Cobham delivers 1,000th pod
18.06.07 Cobham GPS/WAAS Receiver successfully passes extreme flight tests
20.06.07 Cobham delivers first Air Refuelling Probe for F-35 Lightning II
20.06.07 Cobham wins US£8m order for Stryker Vehicle Microclimate Cooling
20.06.07 Cobham continues investment in 2nd generation Pneumatic Weapon System
20.06.07 Cobham Carriage System achieves first successful SDB II weapon drop
21.06.07 Cobham to supply Oxygen System for C-27J Joint Cargo Aircraft
09.07.07 Cobham Satellite Communications Antenna System selected for B787
25.07.07 Cobham Defence Communications receives Queen's Award for Enterprise
28.08.07 Cobham completes purchase of Patriot Antenna Systems in US for up to US$45m
11.09.07 2007 Interim Results and Interim Results Presentation
11.09.07 Cobham launches Eagle Close Combat Radio

01.10.07 2007 Interim Results Report
08.10.07 Cobham awarded contracts for Digital Vehicle Intercom Systems and
Naval Antennas
11.10.07 Cobham selected by Boeing for KC-767 Advanced Tanker Team
16.10.07 Wallop Defence Systems contingent consideration
19.10.07 EADS North America and Cobham select Bridgeport, W. Virginia for Aerial
Refuelling Centre of Excellence
19.11.07 Deputy Chairman appointed
21.11.07 Cobham reaches agreement to purchase S-TEC in USA for US$38m
10.12.07 £9m Royal Malaysian Air Force order for SU-30 refuelling
19.12.07 Trading Update
19.12.07 Cobham reaches agreement to purchase US Surveillance and Attack
Business for US$240m
31.12.07 Allan Cook appointed CBE
03.01.08 Cobham completes purchase of S-TEC in USA for US$38m
16.01.08 Cobham reaches agreement to purchase US Intelligence and Missile
Defence Company for US$416m
25.02.08 Cobham completes US$240m purchase of Surveillance and Attack Business
29.02.08 Cobham equipment selected for USAF Tanker Programme
06.03.08 Preliminary Results for the year ended 31 December 2007
06.03.08 Cobham awarded US$54m contract for Digital Vehicle Intercom Systems
12.03.08 Cobham enters FTSE 100
27.03.08 Cobham awarded FSTA Air-to-Air Refuelling contracts worth £150m
27.03.08 Cobham delivers final Sentinel aircraft to Border Protection Command
07.04.08 Cobham acquires MMI Research for up to £16.6m
07.05.08 Interim Management Statement
13.05.08 Cobham reaches agreement to purchase M/A-COM, a global leader in Radio Frequency
and Microwave, for US$425m
04.06.08 Cobham completes purchase of US Intelligence and Missile Defence Company
18.06.08 Cobham business unit receives US Do D Value Engineering Award

18.06.08 Cobham Helicopter Joint Venture secures contracts worth £55m

Copies of the above documents can be located at the company's website (www.cobham.com).

DOCUMENTS FILED AT COMPANIES HOUSE

Date	Form	Description
08.06.07	288c	Change of particulars for director or secretary
15.06.07	88(2)	Return of allotment of shares or securities
20.06.07	88(2)	Return of allotment of shares or securities
09.07.07	88(2)	Return of allotment of shares or securities
17.07.07	288b	Terminating appointment as director or secretary
24.07.07	88(2)	Return of allotment of shares or securities
02.08.07	88(2)	Return of allotment of shares or securities
08.10.07	88(2)	Return of allotment of shares or securities
11.10.07	88(2)	Return of allotment of shares or securities
16.10.07	88(2)	Return of allotment of shares or securities
17.10.07	88(2)	Return of allotment of shares or securities
22.10.07	88(2)	Return of allotment of shares or securities
26.10.07	88(2)	Return of allotment of shares or securities
06.11.07	88(2)	Return of allotment of shares or securities
23.11.07	88(2)	Return of allotment of shares or securities
26.11.07	88(2)	Return of allotment of shares or securities
26.11.07	88(2)	Return of allotment of shares or securities
30.11.07	88(2)	Return of allotment of shares or securities
01.12.07	288a	Appointment of director or secretary
01.12.07	723B	Application for Confidentiality Order
04.12.07	88(2)	Return of allotment of shares or securities
04.12.07	88(2)	Return of allotment of shares or securities
06.12.07	88(2)	Return of allotment of shares or securities
11.12.07	88(2)	Return of allotment of shares or securities
14.12.07	88(2)	Return of allotment of shares or securities
11.01.08	288b	Terminating appointment as director or secretary
14.01.08	88(2)	Return of allotment of shares or securities
14.01.08	88(2)	Return of allotment of shares or securities
06.02.08	88(2)	Return of allotment of shares or securities
08.02.08	88(2)	Return of allotment of shares or securities
21.02.08	88(2)	Return of allotment of shares or securities
04.03.08	288b	Terminating appointment as director or secretary
04.03.08	288a	Appointment of director or secretary
11.03.08	88(2)	Return of allotment of shares or securities

14.03.08 88(2) Return of allotment of shares or securities
20.03.08 88(2) Return of allotment of shares or securities
26.03.08 88(2) Return of allotment of shares or securities
01.04.08 88(2) Return of allotment of shares or securities
01.04.08 88(2) Return of allotment of shares or securities
02.04.08 88(2) Return of allotment of shares or securities
03.04.08 88(2) Return of allotment of shares or securities
14.04.08 88(2) Return of allotment of shares or securities
17.04.08 88(2) Return of allotment of shares or securities
21.04.08 88(2) Return of allotment of shares or securities
12.05.08 288b Terminating appointment as director or secretary
13.05.08 88(2) Return of allotment of shares or securities
12.05.08 288a Appointment of director or secretary
21.05.08 RES Special and Ordinary resolutions passed at AGM
22.05.08 Revised Articles of Association
27.05.08 Annual Report and Accounts 2007
31.05.08 88(2) Return of allotment of shares or securities
12.06.08 88(2) Return of allotment of shares or securities

Copies of the above documents are available from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM

Date	Description
08.04.08	Report and Accounts for 2007 Shareholder circular incorporating chairman's letter, appendices and notice of annual general meeting Proxy card Articles of Association showing amendments to be proposed at the Company's AGM
01.10.07	Interim results for the half year to 30th June 2007

Information on the above documents may be obtained by contacting the Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel: 020 7066 1000).

DOCUMENTS SUBMITTED TO THE US SECURITIES AND EXCHANGE COMMISSION

The company has submitted information required in connection with an application for and the maintenance of an exemption under the US Securities and Exchange Commission rule 12g3-2b.

Note: the dates of filing can be obtained by visiting www.sec.gov/edgar/searchedgar/webusers.htm.

E Evans
Chief Legal Officer and Company Secretary
Cobham plc Tel: 01202 857881

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Blocklisting Interim Review
Released	13:15 03-Jul-08
Number	2635Y13

RNS Number : 2635Y
Cobham PLC
03 July 2008

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: _1ST JULY 2008

Name of *applicant*:		COBHAM PLC		
Name of scheme:		COBHAM SAVINGS RELATED SHARE OPTION SCHEME		
Period of return:	From:	01 JANUARY 2008	To:	30 JUNE 2008
Balance of unallotted securities under scheme(s) from previous return:		40,609		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		2,200,000		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		2,045,479		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		195,130		

	A WESTON

Name of contact:	
Telephone number of contact:	01202 857734

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Blocklisting Interim Review
Released	13:18 03-Jul-08
Number	2637Y13

RNS Number : 2637Y
Cobham PLC
03 July 2008

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: _1ST JULY_2008__

Name of *applicant*:		COBHAM PLC		
Name of scheme:		COBHAM EXECUTIVE SHARE OPTION SCHEME (2004)		
Period of return:	From:	01 JANUARY 2008	To:	30 JUNE 2008
Balance of unallotted securities under scheme(s) from previous return:		695,580		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		200,000		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		249,460		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		646,120		

	A WESTON

Name of contact:	
Telephone number of contact:	01202 857734

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Blocklisting Interim Review
Released	13:22 03-Jul-08
Number	2636Y13

RNS Number : 2636Y
Cobham PLC
03 July 2008

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: ___1st July 2008__

Name of *applicant*:		COBHAM PLC		
Name of scheme:		COBHAM EXECUTIVE SHARE OPTION SCHEME (1994)		
Period of return:	From:	01 JANUARY 2008	To:	30 JUNE 2008
Balance of unallotted securities under scheme(s) from previous return:		556,540		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		300,000		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		492,710		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		363,830		

Name of contact:	A WESTON
Telephone number of contact:	01202 857734

This information is provided by RNS
The company news service from the London Stock Exchange

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